Exhibit 99.6

Wipro Limited
Results for the Quarter ended June 30, 2019
Operating Metrics Pertaining to IT Services Segment
A. IT Services
		FY 19-20	FY 18-19					FY 17-18
		Q1	FY	Q4	Q3	Q2	Q1	FY
Revenue & OM %	IT services Revenues ($Mn)	2,038.8	8,120.3	2,075.5	2,046.5	2,009.5	1,988.8	7,895.2
	Sequential Growth Note 1	-1.3%	3.8%	1.4%	1.8%	2.2%	-1.5%	4.3%
	Sequential Growth in Constant Currency Note 2	-0.7%	5.4%	1.0%	2.4%	3.0%	0.2%	2.7%
	Operating Margin % Note 3	18.4%	17.9%	19.0%	19.8%	15.0%	17.6%	16.1%

Service Line Mix	Practices
	Digital Operations and Platforms	14.7%	13.7%	14.9%	14.7%	12.9%	12.4%	12.5%
	Cloud and Infrastructure Services	25.7%	25.5%	25.2%	25.0%	25.6%	26.3%	27.3%
	Data, Analytics and AI Note 4	7.4%	7.2%	7.2%	7.2%	7.5%	6.9%	6.9%
	Modern Application Services	44.6%	45.9%	45.1%	45.6%	46.3%	46.7%	45.8%
	Industrial & Engineering Services Note 4	7.6%	7.7%	7.6%	7.5%	7.7%	7.7%	7.5%

SBU Mix	Strategic Business Units
	Banking, Financial Services and Insurance	31.6%	30.9%	31.5%	31.4%	30.5%	29.8%	27.8%
	Communications	5.9%	5.7%	5.7%	5.8%	5.8%	5.7%	6.5%
	Consumer Business Unit	15.6%	15.7%	16.2%	15.6%	15.7%	15.3%	15.0%
	Energy, Natural Resources and Utilities	12.8%	12.8%	12.8%	13.0%	12.8%	12.7%	13.1%
	Health Business Unit	13.2%	13.2%	13.2%	13.1%	13.0%	13.6%	14.4%
	Manufacturing	7.9%	8.2%	8.0%	8.1%	8.3%	8.4%	8.9%
	Technology	13.0%	13.5%	12.6%	13.0%	13.9%	14.5%	14.3%

Geography Mix	Geography
	Americas	58.7%	56.8%	58.2%	57.1%	56.1%	56.0%	54.6%
	Europe	24.6%	25.5%	24.6%	25.5%	25.7%	26.1%	26.1%
	Rest of the World	16.7%	17.7%	17.2%	17.4%	18.2%	17.9%	19.3%

Guidance	Guidance ($MN)	2,046-2,087		2,047-2,088	2,028-2,068	2,009-2,049	2,015-2,065
	Guidance restated based on actual currency realized ($MN)	2,034-2,075		2,055-2,096	2,018-2,058	1,990-2,030	1,978-2,027
	Revenues performance against guidance ($MN)	2,038.8		2,075.5	2,046.5	2,041.2	2,026.5

Customer Relationships	Customer size distribution (TTM)
	> $100MN	13	10	10	10	9	8	8
	> $75MN	23	22	22	19	19	19	20
	> $50MN	41	41	41	41	39	40	39
	> $20MN	92	96	96	99	92	91	94
	> $10MN	166	172	172	171	177	171	171
	> $5MN	259	262	262	269	265	268	268
	> $3MN	340	339	339	339	348	359	357
	> $1MN	564	571	571	578	584	595	595

Customer Metrics	Revenue from Existing customers %	99.4%	98.4%	97.6%	97.9%	98.6%	99.5%	98.6%
	Number of new customers	41	271	63	57	76	75	220
	Total Number of active customers	1,060	1,115	1,115	1,132	1,131	1,184	1,178

	Customer Concentration
	Top customer	3.7%	3.7%	3.7%	3.7%	3.7%	3.7%	3.2%
	Top 5	13.8%	12.7%	13.7%	13.0%	12.2%	11.9%	11.4%
	Top 10	20.7%	19.5%	20.4%	19.7%	19.1%	18.7%	18.3%

Notes:

Note 1: YoY & QoQ growth rates for Q1’20 have been computed by adjusting revenues of Q4’19 & Q1’19 for the impact from the divestment of our hosted data center services business and Workday & Cornerstone business

Note 2: Constant currency revenue for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period

Note 3: IT Services Operating Margin refers to Segment Results Total as reflected in IFRS financials

Note 4: We have moved the Cloud Data Platform practice from DAAI to IES and hence figures for all previous periods have been restated

		FY 19-20	FY 18-19					FY 17-18
		Q1	FY	Q4	Q3	Q2	Q1	FY
Currency Mix	% of Revenue
	USD	62%	61%	62%	61%	60%	61%	60%
	GBP	10%	10%	10%	10%	10%	11%	10%
	EUR	9%	9%	9%	9%	9%	8%	9%
	INR	4%	5%	4%	4%	5%	5%	6%
	AUD	5%	5%	5%	5%	5%	5%	5%
	CAD	3%	3%	3%	3%	3%	3%	3%
	Others	7%	7%	7%	8%	8%	7%	7%
	Closing Employee Count	174,850	171,425	171,425	172,379	171,451	160,846	159,923
	Utilization (IT Services excl. DO&P, Designit, Cellent, Cooper, Infoserver and India)
	Gross Utilization	73.9%	74.4%	75.4%	73.4%	74.4%	74.5%	72.2%
	Net Utilization (Excluding Support)	82.8%	83.3%	84.1%	81.9%	83.2%	83.9%	81.1%
	Net Utilization (Excluding Trainees)	85.0%	84.8%	85.4%	83.2%	85.5%	85.2%	82.5%
	Attrition
	(IT Services excl. DO&P)
	Voluntary TTM	17.6%	17.6%	17.6%	17.9%	17.5%	17.1%	16.8%
	Voluntary Quarterly Annualized	17.9%	17.6%	16.6%	17.5%	18.5%	17.8%	16.6%
	DO&P % - Quarterly	11.2%	11.7%	11.8%	10.5%	12.3%	10.8%	12.7%
	DO&P % - Post Training Quarterly	10.0%	10.5%	10.8%	9.4%	11.2%	9.5%	11.2%
	Sales & Support Staff - IT Services	14,116	14,360	14,360	14,575	14,862	15,076	14,936

B. IT Services (Excluding DO&P, Designit, Cellent, Appirio, Cooper, Infoserver, India and Middle East)
Service delivery	Revenue from FPP	61.6%	59.4%	60.0%	59.8%	58.9%	58.9%	58.1%
	Onsite Revenue - % of Services	52.3%	52.3%	51.5%	52.2%	52.8%	52.9%	53.2%
	Offshore Revenue - % of Services	47.7%	47.7%	48.5%	47.8%	47.2%	47.1%	46.8%

C. Growth Metrics for the Quarter ended June 30, 2019Note 1, 2

	Reported Currency QoQ%	Reported Currency YoY %	Constant Currency QoQ%	Constant Currency YoY %
IT Services	-1.3%	4.3%	-0.7%	5.9%

Strategic Business Units
Banking, Financial Services and Insurance	-1.3%	9.7%	-0.6%	11.2%
Communications	1.8%	5.6%	2.8%	8.8%
Consumer Business Unit	-5.0%	6.4%	-4.4%	7.7%
Energy, Natural Resources and Utilities	-1.2%	4.3%	0.2%	7.8%
Health Business Unit	-1.6%	-0.3%	-1.5%	0.4%
Manufacturing	-2.3%	-1.6%	-2.0%	-0.1%
Technology	2.6%	-2.3%	2.7%	-1.6%

Geography
Americas	0.0%	10.9%	0.2%	11.2%
Europe	-2.0%	-3.5%	-0.4%	0.0%
ROW	-5.0%	-4.7%	-4.3%	-1.8%

Practices
Digital Operations and Platforms	-3.1%	21.7%	-2.9%	22.4%
Cloud and Infrastructure Services	-0.1%	4.9%	0.5%	6.6%
Data, Analytics and AI	0.1%	9.9%	0.8%	11.5%
Modern Application Services	-1.7%	-0.9%	-0.9%	1.0%
Industrial & Engineering Services	-1.2%	0.4%	-0.9%	1.4%

D. Annexure to Datasheet
Segment-wise breakup of Cost of Revenues, S&M and G&A	Q1 FY 19-20 (INR MN)
Particulars	IT Services	IT Products	ISRE	Reconciling Items	Total
Cost of revenues	98,961	2,744	2,457	111	104,273
Selling and marketing expenses	10,856	58	79	(40)	10,953
General and administrative expenses	7,875	14	243	(13)	8,119
Total	117,692	2,816	2,779	58	123,345